Public Power Corporation S.A. - File No 82-34707



PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATH[illegible]
Greece


05007987

SUPPL

BY COURIER

No/Date : F|D1-268/27.4.05

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA


SEC MAIL PROCESSING
RECEIVED
MAY 0 2 2005
WASH. D.C.
185
SECTION

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a Press Release.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

PROCESSED
MAY 1 7 2005
THOMSON
FINANCIAL

Enclosure
- A Press Release





PUBLIC POWER CORPORATION

PRESS RELEASE

It is hereby notified that PPC´s Board of Directors during its meeting of April 21, 2005 decided as follows:

1. To initiate a tendering procedure for the hiring of a well established Consultant specializing in the field of Real Estate Investment Companies. The Consultant's task consists in the analysis and evaluation of the relevant parameters and preconditions that shall be taken into account for the establishment and operation of PPC Subsidiary companies that will put to best use and manage PPC S.A.´s Real Estate.
   The Consultant will have to undertake a relevant cost-benefit analysis, and propose the form of the new subsidiary structure.
2. To participate in the tendering procedure for the privatization of the VARNA and BOBOV DOL power plants in Bulgaria and to submit binding offers for the acquisition of 100% of the total number of shares of said power plants.
3. To propose to the Energy Regulatory Authority and the Ministry of Development containment measures with respect to the problem of peak power demand during a limited period of days and hours in July, a problem, which is not only difficult to manage but also extremely costly.
   The measures in question refer only to large customers (approximately 1% of the total number of customers) and provide incentives for reduced consumption as well as penalties for an increased consumption.
   The measures do not refer to the remaining 99% of PPC´s customers and in no circumstance do they affect domestic and other low volume customers.
   Said measures shall be communicated to the relevant customers, following their approval by the Ministry of Development.

Public Power Corporation S.A. - File No 82-34707



PUBLIC POWER CORPORATION S.A.

30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F|D1-268/27.4.05

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a Press Release.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure

- A Press Release



PUBLIC POWER CORPORATION

PRESS RELEASE

It is hereby notified that PPC´s Board of Directors during its meeting of April 21, 2005 decided as follows:

1. To initiate a tendering procedure for the hiring of a well established Consultant specializing in the field of Real Estate Investment Companies. The Consultant's task consists in the analysis and evaluation of the relevant parameters and preconditions that shall be taken into account for the establishment and operation of PPC Subsidiary companies that will put to best use and manage PPC S.A.´s Real Estate.
   The Consultant will have to undertake a relevant cost-benefit analysis, and propose the form of the new subsidiary structure.
2. To participate in the tendering procedure for the privatization of the VARNA and BOBOV DOL power plants in Bulgaria and to submit binding offers for the acquisition of 100% of the total number of shares of said power plants.
3. To propose to the Energy Regulatory Authority and the Ministry of Development containment measures with respect to the problem of peak power demand during a limited period of days and hours in July, a problem, which is not only difficult to manage but also extremely costly.
   The measures in question refer only to large customers (approximately 1% of the total number of customers) and provide incentives for reduced consumption as well as penalties for an increased consumption.
   The measures do not refer to the remaining 99% of PPC´s customers and in no circumstance do they affect domestic and other low volume customers.
   Said measures shall be communicated to the relevant customers, following their approval by the Ministry of Development.



PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F|D1-269|27-4.05

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a Press Bulletin.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure

- A Press Bulletin


ΔΕΗ

PUBLIC POWER CORPORATION

PRESS RELEASE

PPC S.A. expands in South-East Europe. Acquisition of lignite-fired Bobov Dol 630 MW power station in Bulgaria.

PPC made today its first successful investment growth step outside Greece. As announced by Bulgaria's Privatisation Agency, PPC won the international tender for the privatization of lignite-fired Bobov Dol 630 MW power station.

PPC thus advances in the implementation of a basic strategic objective of its Business Plan. The acquisition of Bobov Dol opens the way for the expansion of PPC's power generation and trading activities in the broader Regional Energy Market of South-East Europe.

27 April 2005



PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F|D1-269|27.4.05

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a Press Bulletin.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure

- A Press Bulletin



PUBLIC POWER CORPORATION

PRESS RELEASE

PPC S.A. expands in South-East Europe.
Acquisition of lignite-fired Bobov Dol 630 MW power station in Bulgaria.

PPC made today its first successful investment growth step outside Greece. As announced by Bulgaria's Privatisation Agency, PPC won the international tender for the privatization of lignite-fired Bobov Dol 630 MW power station.

PPC thus advances in the implementation of a basic strategic objective of its Business Plan. The acquisition of Bobov Dol opens the way for the expansion of PPC's power generation and trading activities in the broader Regional Energy Market of South-East Europe.

27 April 2005